

CORNBREAD HEMP®

The fastest growing CBD brand in America

cornbreadhemp.com   Louisville, KY   X f ⓘ   Ecommerce   Consumer Goods   Retail

Highlights

① 300% YoY Growth

② $6.5M gross revenue in 2022

③ Raised $392K on Wefunder in 2020 from 900 investors; then raised $1.675M in 2022 in Reg D.

(4) 5.3 LTV:CAC and 90% gross margins

(5) Acquired our processing and manufacturing partner in October of 2022 to be vertically integrated.

(6) USDA organic, GMP certified, third-party lab tested, FDA registered.

(7) Monthly automatic order subscribers tripled in 2022 and is growing more than 20% MoM.

Our Team



Eric Zipperle Co-founder & CEO

As co-founder and CEO of Cornbread Hemp, Eric wears many hats, including chief financial officer and chief marketing officer. Before Cornbread, Eric launched two e-commerce startups, with an MBA and bachelors in accounting from Bellarmine University.

> Before Cornbread Hemp, there were no CBD brands (to our knowledge) that embraced the full history of cannabis in America. To solve this problem, Cornbread Hemp builds on Kentucky's 250-year cannabis tradition, even when it wasn't legal.



Jim Higdon Co-founder & CCO

As co-founder and chief communications officer, Jim uses his reporting background to expand Cornbread Hemp's reach through PR, affiliate marketing, and fundraising. He holds degrees from Centre College, Brown, and Columbia.



Jon Katz Marketing Board Advisor

As the Chief Marketing Officer of Fanchest, Jon oversaw the startup's growth from $100K to $10M over three years before his exit in 2019. He is now VP of marketing at Billd. He advises Cornbread on our marketing efforts.



Dr. Leslie Mudd Pharmaceutical & Medical Research Board Advisor

Dr. Mudd led the oncology pharmacy team at the Brown Cancer Center at the University of Louisville Hospital. She advises the Cornbread leadership team and our customers on CBD-drug interactions, as well as consulting on product development.



Tanya Hahn Wholesale Manager

Tanya comes to Cornbread with experiencing launching new products into Kroger and Whole Foods. To date, her biggest accomplishment at Cornbread is getting Cornbread Hemp products into the Dorothy Lane stores in Ohio.



Melissa Ryan Chipman Customer Service and Community Engagement

With experience in other Louisville-based start-ups, Melissa has taken the lead in our category-leading customer service department and community engagement through social media management.



Kait Flora E-Commerce Manager

Kait covers a wide range of IT duties at Cornbread, from e-commerce platform maintenance to SEO optimization to customer experience.



Frida Gonzalez May Graphic Designer

Frida is Cornbread Hemp's rock star graphic designer, responsible for too much to list here. Check out the hero image on the Cornbread Hemp homepage for an example of Frida's work.



Karson Theobald Inventory/Merchandising Manager

Karson came to Cornbread with a wealth of experience working in the legal cannabis market in Oregon, where she learned unique systems of managing cannabis inventory.



Dan Aziz Advisory Board



Dan is the founder and CEO of a CPG, DTC focussed brand, for the past 10 years. There he raised over $13 million from Angels, PE and VC. He has extensive experience in retail, DTC and Amazon, where he has built 7-figure business in each channel.



James Reid Brand Director

James is a Gold Clio award-winning producer, whose expertise ranges from feature documentaries to brand development to commercials for global brands including AT&T, Nissan, Bud Light, Honda, and Salesforce.



Donald C Freytag Advisor and EOS consultant

Don helps the Cornbread leadership team implement the Entrepreneur Operating System as designed by Gino Wickman's Traction book.



Mandy Bliss Advisor and Nurse Practitioner

Mandy Bliss is a board-certified nurse practitioner who advises the leadership team on trends in nursing practices related to cannabinoid therapy. She is also spear-heading Cornbread Hemp's outreach to medical professionals.

The Story of Cornbread Hemp

Cornbread Hemp is the fastest growing CBD brand in America, shipped nationwide from a single USDA organic farm in Kentucky. Family-owned and operated, Cornbread Hemp has quickly become one of America's most recognized and revered CBD brands.

Cornbread Hemp co-founder Jim Higdon grew up in the small town where the Cornbread Mafia was headquartered, which is where the name "cornbread" comes from. In 2012, Jim published the official nonfiction account of his hometown, "The Cornbread Mafia: A Homegrown Code of Silence and the Biggest Marijuana Bust in American History." The book's success launched Jim into a journalism career, where he covered cannabis for POLITICO, Washington Post, and more.

cannabis for POLITICO, Washington Post, and more.

While reporting on the 2018 Farm Bill that would re-legalize hemp, Jim realized that there were no companies making authentic, high quality CBD products that embraced America's deep history of hemp. That's when he approached his cousin, Eric Zipperle, to start a cannabis company to deliver that higher quality product, while also representing the 250-year tradition of Kentucky cannabis.

In 2019, Eric and Jim co-founded Cornbread Hemp with $100,000 in angel investment.



More than 1,000% growth since 2019

We shipped our first CBD products in April 2019, and by the end of that year we were gaining momentum. But when the COVID lockdown started in early 2020, we turned to Wefunder to support our growth and raised nearly $400,000 from 900 investors.

In 2021, we grew rapidly thanks to the funds we deployed from our Wefunder investors into the digital marketing landscape, ending the year at nearly $2M in net revenue (after

discounts).

In 2022, we continued our aggressive growth and ended the year with $5.5M in net revenue. We acquired our processor to become vertically integrated and improve our margins, which are now above 90%. And, we raised $1,675,000 in a Reg D raise from 12 investors on the exact same terms that we are offering Wefunder investors.

Our proven metrics

Fueling our impressive growth is a 5.3 LTV-to-CAC ratio and better than 90% product margins that allow us to quickly recycle acquisition dollars, reinvesting positive cash flows into further marketing efforts that allow for quicker market expansion.



OUR
PROVEN
METRICS
CBD LOTION
MENTHOL FORMULA
CBD OIL
CORNBREAD
CBD GUMMIES
CORNBREAD
5.3
LTV:CAC
Lifetime Value / Customer Acquisition Cost
(An LTV:CAC ratio of 3:1 is standard, and 4:1 is above average.)
85%
Margins
We closed this acquisition in October 2022!
93%
Post Acquisition Margins
(We are acquiring our hemp processor with debt financing for vertical integration.)

Market growth and future outlook

The market for Cornbread Hemp products is growing in a number of ways. For starters, the CBD market is poised to grow into a $55.8 billion industry by 2028. Of course, this is a forward-looking statement that cannot be guaranteed.



CBD MARKET
PROJECTIONS
(USA)
$2.8
$55.8
2020
2028
in Billion USD
Source: Fortune Business Insights
THIS SLIDE CONTAINS FORWARD-LOOKING STATEMENTS THAT CANNOT BE GUARANTEED.

Our market position

According to a recent study, only 5 percent of CBD brands are USDA certified organic. That puts Cornbread Hemp in a very elite group, and inside this group, none of the other brands (to our knowledge) offer Flower-Only™ extraction with up to 2mg of THC per serving.



OUR
POSITIONING
Filling the premium CBD market gap.
SUPERIOR QUALITY
All major brands are sacrificing quality for price, ignoring consumers searching for premium CBD products.
INDUSTRY LEADERSHIP
We build credibility and brand awareness by sharing our singular expertise through unique media relationships.
LEANING INTO THC
While the competition focuses on THC-free, our customers value the most effective CBD products, which contain the highest legal level of THC.
To learn more about our product quality, visit the USP Slide in the appendix.







Creating customer loyalty

Creating customer loyalty

More than 50% of our monthly revenues come from return customers, including $300,000 in MRR from subscribers. Our customer reviews speak for themselves:

CUSTOMER PRAISE
A Sample of 1,700+ Five-Star Reviews

YOU FOUND THE BEST
"Stop looking for another brand to try, these are the best, I tried over 6 different brands, these are awesome. And they taste great, and their customer service is top notch. Also I love their lotion!"

★★★★★   John G. 10/8/21

IT IS AUTHENTIC!
"I tried other brands who offered steep discounts and gimmicks like flavors and Cornbread remains the grown-up choice. After six vials the long term results are like yoga in a bottle: better sleep, more presentness, and greater equanimity. There is an authenticity to this brand that I admire."

★★★★★   Lorrin K. 9/22/21

BETTER THAN BIG CBD
"I have tried several different CBD oils, Charlotte's Web and MedTerra among them. They worked ok, but Cornbread exceeded my expectations."

★★★★★   Kathy K - 06/01

Go-to-market strategy

We are finding new customers every day by scaling our PR and affiliate marketing, increasing our social media ad spend, partnering with influencers and radio hosts, and geo-targeting our marketing resources for maximum impact. As a result of our increased awareness, retail expansion will begin in 2023.



GO-TO-MARKET STRATEGY

AFFILIATE & PR
Leveraging Jim's industry expertise and media relationships for PR and affiliate partnerships, which drive brand credibility and Google search results.

REGIONAL TARGETING
Leveraging our unique brand identity to build awareness in regional markets that offer little to no competition.

TRADITIONAL ADVERTISING
We have developed strategic partnerships that allow us unique access to advertise on Facebook, Google, & SnapChat, in addition to CTV and radio.

100% Pesticide Free
Only Non-GMO Seeds
Sustainable Farming Practices
Naturally Grown in Kentucky Sunshine
CORNBREAD

RETAIL EXPANSION

We are partnering with the best natural foods broker in the country, Presence Marketing, to enter top-tier retailers like Fresh Thyme, Earth Fare, & Sprouts.

We're just getting started

At the peak of the market in 2019, there were thousands of CBD brands clamoring for customers. Today, only the strong brands have survived and Cornbread Hemp is experiencing rapid growth – 300% year over year.

Cornbread Hemp is now positioned to own a sizable share of the CBD market by being an authentic brand from Kentucky with a scalable supply chain of the highest quality organic hemp on Earth, according to us.



FUTURE
PROJECTIONS
Net Revenue
Net Income
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
$12M
$30M
$5M
$48M
$13M
2023
2024
2025
CORNBREAD
THIS SLIDE CONTAINS FORWARD-LOOKING STATEMENTS THAT CANNOT BE GUARANTEED.

Here's the plan

To meet our projections, we acquired our processing partner in October 2022. This acquisition will pay for itself in 3 years with reduced COGS and increased margins, and it has made Cornbread Hemp a vertically integrated company with a scalable supply chain

chain.

In 2022, we launched a seed round with a goal of raising $1.5M. As the round gained steam, we received permission from our investors to oversubscribe the round with a new goal of $2M. We closed the Reg D portion of the round in December with a total amount raised of $1,675,000 from 12 investors.

Now, we are coming to Wefunder to raise the remaining $325,000 on the exact same terms as our Reg D investors to get us to our goal of $2M raised.

For the $325,000 we are raising on Wefunder, we plan to put the first $50K raised directly into our digital ads budget. Of the remaining $275,000, we plan to put $100K towards inventory, $75K towards growth consultants, $50K towards our trade show budget; and another $50K towards digital ad spend.

Downloads


Cornbread Seed Deck Wefunder.pdf